March 16, 2018

William B. Acheson
Chief Financial Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

       Re: GWG Holdings, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed February 9, 2018
           File No. 001-36615

Dear Mr. Acheson:

       We have reviewed your March 8, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 2, 2018 letter.

Preliminary Information Statement on Schedule 14C

General

1. We note your response to prior comment 2 that stockholders are not being asked to act upon matters to be taken in the transaction and reissue the comment. We believe this information needs to be provided regardless of the fact that holders of the Company's common stock are not being asked to take any action and we also believe this information is material to a shareholder's understanding of the corporate actions disclosed in the information statement.
2. We note your response to prior comment 1 that you do not believe the Company is acquiring Beneficient. Please tell us how you will account for the transaction with
 William B. Acheson
GWG Holdings, Inc.
March 16, 2018
Page 2
      Beneficient. We note your statements in the press release dated January 18, 2018 that this is a transformative transaction that is expected to diversify the Company's balance sheet, income statement and cash flow sources, and that the transaction stands to potentially double the Company's assets to over $1.6 billion. As part of your response, please cite relevant authoritative accounting guidance that supports the basis for your conclusions.
       Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-3625
with any other questions.


FirstName LastNameWilliam B. Acheson
                                                           Division of
Corporation Finance
Comapany NameGWG Holdings, Inc.
                                                           Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Jacky Junek
FirstName LastName